July 10, 2009

Mail Stop 3561

Courtney Cowgill
Chief Financial and Accounting Officer, Secretary and Treasurer
VCG Holding Corp.
390 Union Boulevard, Suite 540
Lakewood, CO 80228

RE: VCG Holding Corp.
File No. 001-32208
Form 10-K: For the Fiscal Year Ended December 31, 2008
Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Ms. Cowgill:

      We have completed our review of your Forms 10-K and related filings and have
no further comments at this time.

                                                  Sincerely,

                                                  Lyn Shenk
                                                  Branch Chief